UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*
                               REALITY INTERACTIVE
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   756048-10-4
                        ---------------------------------
                                 (CUSIP Number)

   Richard C. Perkins, 730 East Lake Street, Wayzata, MN 55391 (612) 473-8367
   --------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 January 9, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (X). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 4 pages

                                                                 SCHEDULE 13D
     CUSIP No. 756048-10-4


      1         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Richard C. Perkins
                ###-##-####

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a) (X)
                                                                                              (b) ( )


      3         SEC USE ONLY


      4         SOURCE OF FUNDS*

                PF

      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO              ( )
                ITEMS 2(d) or 2(e)


      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                730 East Lake Street, Wayzata, MN  55391-1769


                          7          SOLE VOTING POWER

                                     0
                          8          SHARED VOTING POWER
           NUMBER OF
            SHARES                   0
         BENEFICIALLY
           OWNED BY
             EACH         9          SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                   290,000
             WITH

                          10         SHARED DISPOSITIVE POWER

                                     0
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                290,000








                                                               Page 2 of 4 pages

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             ( )




      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                5.8%

      14        TYPE OF REPORTING PERSON*

                IN


                                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
                                      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                                              Page 3 of 4 pages

     Item 1.   Security and Issuer
               -------------------

               (a)    Common Stock

               (b)    Reality Interactive
                      11200 W. 78th Street, Suite 300
                      Eden, Prairie, MN  55344

     Item 2.   Identity and Background
               -----------------------

               (a)    The names of the persons filing are:

                      Richard C. Perkins

               (b) The filing persons' business address is 730 East Lake Street, Wayzata, MN 55391

               (c)    Richard  C.  Perkins  is  Vice   President  and  Portfolio
                      Manager   of   Perkins  Capital   Management,   Inc.,   an
                      investment advisor.

               (d) The named persons have never been convicted in a criminal proceeding.

               (e) No named person has been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)    The named persons are citizens of the United States.

     Item 3.   Source and Amount of Funds or Other Consideration
               ------------------------------------------------

               The  event   requiring  the  filing  of  this  statement  is  the
               acquisition of securities of the issuer with personal funds.

     Item 4.   Purpose of the Transaction
               --------------------------

               Investment in securities of the issuer.

     Item 5.   Interest in Securities of the Issuer
               ------------------------------------

               Richard C. Perkins beneficially owns 290,000 Warrants convertible into the Issuer's common stock within 60 days, representing 5.8% shares of the Common Stock outstanding:

                                                              Page 4 of 4 pages

               Mr. Richard  C. Perkins,  has sole dispositive  power over  these
               290,000 warrants.   Mr. Richard C. Perkins has sole voting power
               over these warrants, when and if, they are converted into common shares of the issuer.

               Mr. Richard C. Perkins disclaims beneficial interest in the shares claimed by Perkins Capital Management, Inc. in a separate 13G filing.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
               -----------------------------------------------------------------

               None

     Item 7.   Material to be Filed as Exhibits
               --------------------------------

               None

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date:     January 9, 1997


                           By: /s/ Richard C. Perkins
                               --------------------------
                               Richard C. Perkins